

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2013

Via E-mail
Jerry Gruenbaum
Chief Executive Officer
Pegasus Tel, Inc.
116 Court Street, Suite 707
New Haven, Connecticut 06511

>   **Re: Pegasus Tel, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed January 11, 2013**
>   **File No. 001-35063**

Dear Mr. Gruenbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A

General

1. Please amend your Form 8-K to provide all of the required Form 10 information of Blue Bull Ventures B.V. Please note, that if you determine that you are required to include the financial statements described in Item 9.01 of Form 8-K, you must include all required Form 10 information in your amended Form 8-K. Such information includes a Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 303 of Regulation S-K, in addition to other disclosure required by Form 10. Refer to Items 2.01(f) and 5.01(a)(8) of Form 8-K.

2. Please also include disclosure throughout your amended Form 8-K that Blue Bull Ventures is a shell company, as defined in Rule 12b-2 of the Exchange Act. We note

Blue Bull has no sources of revenues, assets consisting solely of cash and is a developmental stage company that has not yet commenced operations.

Section 2 – Financial Information

Item 2.01 Completion of Acquisition or Disposition of Assets.

3. Please amend your Form 8-K to disclose the information required pursuant to the General Instructions for Form 8-K.

Item 2.02 Results of Operations and Financial Condition

4. Please amend your Form 8-K to disclose the information required pursuant to the General Instructions for Form 8-K. Please see Item 303 of Regulation S-K for further guidance on required disclosures for results of operations and financial condition.

Item 9.01 Financial Statements and Exhibits

Note 1, Organization and Summary of Significant Accounting Policies

Nature of Business, page F-7

5. Please clarify in your disclosure that this is management's plan of operations for the business, as it has not yet commenced principal planned operations.

(b) Pro forma financial information

Unaudited Pro Forma Condensed Balance Sheet, page 19

6. Please revise the pro forma audited balance sheet so that it is based upon the latest balance sheet of Blue Bull Ventures B.V. included in the filing, March 13, 2012, and the most recent pre-acquisition interim period balance sheet of Pegasus Tel.

7. Revise or explain to us why there is a retained deficit and deficit accumulated during development stage if the unaudited condensed consolidated balance sheet is being prepared as if Blue Bull is the accounting acquirer.

8. Please disclose the number of shares authorized, issued and outstanding of Preferred Stock, Series C Convertible, and Preferred Stock, Series D Convertible, and Common Stock at March 31, 2012. Also, please disclose the par value of the Preferred Stock, Series C Convertible.

9. Please tell us what the stock subscription receivable of $150,000 represents and revise as necessary. We noted that a stop order was placed by the Company on these 300,000,000

shares at February 24, 2012 in your Form 10-Q filing for the quarter ending September 30, 2012.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director